SEC FILE NUMBER 001-33610
CUSIP NUMBER 761565506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rex Energy Corporation

Full Name of Registrant

N/A

Former Name if Applicable

366 Walker Drive

Address of Principal Executive Office (Street and Number)

State College, Pennsylvania 16801

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Rex Energy Corporation (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense due to the fact that the Company has directed a considerable amount of time towards evaluating and developing strategic alternatives with respect to a number of actions, including a significant restructuring of its balance sheet and has not been able to fully complete its financial statements and related disclosure to be included in the Form 10-K. The Company expects to file the Form 10-K within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Curtis J. Walker	814	278-7242
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to the completion of the Company’s annual financial statements for inclusion in the Form 10-K and the audit thereof by the Company’s independent registered public accounting firm, the Company expects the results of its operations for its fiscal year ended December 31, 2017 to reflect significant changes in results of operations from the results of its operations for the Company’s fiscal year ended December 31, 2016. For the fiscal year ended December 31, 2017, the Company expects to report a net loss attributable to Rex Energy common shareholders of approximately $66.6 million, compared to a net loss attributable to Rex Energy common shareholders of approximately $108.8 million for the fiscal year ended December 31, 2016, on total operating revenue for the fiscal year ended December 31, 2017 of approximately $205.3 million, compared to total operating revenue of $139.0 million for the fiscal year ended December 31, 2016. The increase in operating revenue is primarily due to an increase in the average sales price for natural gas, offset partially by a decrease in production. In addition to the year-to-year increase in total operating revenue, the principal reasons for such anticipated change in net loss attributable to Rex Energy common shareholders in 2017 as compared to 2016 include: (i) lower general and administrative expenses, (ii) a decrease in impairment expenses from approximately $74.6 million in 2016 to approximately $21.4 million in 2017, (iii) lower exploration expenses, (iv) lower depreciation, depletion, amortization and accretion expenses, (v) a lower loss on derivatives, (vi) the absence of debt exchange expenses in 2017, and (vii) a decrease in preferred stock dividends from 2016 to 2017 due to exchanges of preferred stock for common stock. These factors were partially offset by (i) an increase in production and lease operating expenses, (ii) a decrease in gain on disposal of assets, (iii) a decrease in other operating expenses, (iv) an increase in interest expense, (v) a loss on extinguishments of debt of approximately $3.0 million in 2017 as compared to a gain on extinguishments of debt of approximately $24.6 million in 2016, and (vi) the effect on net loss attributable to common shareholders of approximately $73.0 million in 2016 based on exchanges of preferred stock for common stock, compared with the absence of any effects from exchanges of preferred stock for common stock in 2017.

As of April 3, 2018, the Company has not made the semi-annual interest payment to the holders of our second lien notes that was due April 2, 2018, and if such interest payment is not made prior to expiration of the 30 day grace period, the maturity date of the second lien notes will be, upon requisite notice, subject to acceleration. This nonpayment of the semi-annual interest payment on the second lien notes is an event of default under the Company’s senior term loan facility, which, upon requisite notice, would result in an acceleration of the senior term loan facility maturity date as well. The Company entered into a forbearance agreement with the requisite lenders under its senior term loan facility on April 3, 2018. The forbearance agreement does not constitute a waiver of the event of default related to the nonpayment of the semi-annual interest payment and other non-financial covenants. The forbearance agreement specifies that the lenders will forbear from taking any enforcement actions during the forbearance period, which extends through April 16, 2018, unless earlier terminated. If the Company is unsuccessful in negotiating a restructuring transaction prior to the April 16, 2018 expiration of the forbearance, or is otherwise unable to further negotiate or extend the forbearance period, the agreement of the lenders to forbear from taking any enforcement actions with respect to the events of default will immediately and automatically cease. Both the nature and terms of a restructuring transaction and an extension of the forbearance period are not within the Company’s control, and may directly affect the presentation of the Company’s financial statements and footnotes and the liquidity and capital resources and related disclosures to be included in the Form 10-K.

The successful negotiation of a transaction to restructure the company’s balance sheet has been deemed to be outside of our control in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 205-40, Going Concern. If we are not able to negotiate a transaction, it is probable that the events of default related to the nonpayment of the semi-annual interest payment will continue.

Due to these circumstances, the Company expects to conclude that there is substantial doubt about its ability to continue as a going concern for a reasonable period of time. The Company also expects that the report of its independent registered public accounting firm on the Company’s 2017 consolidated financial statements will include an explanatory paragraph indicating that there is substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

This explanation is based on current expectations of the Company as of the date hereof and is subject to completion of the Company’s annual financial statements, which remain subject to audit by the Company’s independent registered public accounting firm. Accordingly, the Company’s final results of operations for its fiscal year ended December 31, 2017 could differ from the Company’s current expectations. The estimated results of operations presented herein will be superseded in their entirety by the more detailed discussion in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Company’s annual financial statements included in the Form 10-K upon filing of the Form 10-K with the Securities and Exchange Commission (the “SEC”).

Safe Harbor Statement

Certain statements in this document that are not historical statements of fact may be deemed “forward-looking statements.” The Company intends to have its forward-looking statements covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with those provisions. Forward-looking statements include, among other things, statements regarding the Company’s intent, belief or expectations, including, but not limited to, statements regarding any potential restructuring transaction and the operating and financial performance of the Company. These statements are based on the Company’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual events and results differing materially from those projected, forecasted or expected. The

Company cannot guarantee the accuracy of any such forward-looking statement contained herein, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. See “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and the Company’s subsequent SEC filings for discussion regarding risks to the Company. Forward-looking statements in this document speak only as of the date hereof. Except as may be required under the federal securities laws and the rules and regulations of the SEC, the Company expressly disclaims any obligation to release publicly any updates or revisions to any such forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based.

Rex Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2018	By:	/s/ Curtis J. Walker
		Name:	Curtis J. Walker
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)